U.S. SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                             FORM 4

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

Stephen N. Ashman
2540 Massachusetts Avenue
Apt. 207
Washington, DC  20008

2.  Issuer Name and Ticker or Trading Symbol

Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)



4.  Statement for Month/Year

     January/2001

5. If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer

X   Director
    Officer - Title -
    10% Owner
    Other

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1.  Title of Security

Williams Industries, Inc. Common Stock

2.  Transaction Date (Month/Year)

    1/2001

3.  Transaction Code

    Code - J(Accrued monthly commencing August 2000 under director compensation plan providing for $1,200 grant of shares per month at monthly closing price, shares to be issued annually in January)


4.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

     1,160       A         $2.50-$2.75*

                         * monthly closing prices
                           at which grant accrued
                           under director compensation plan


5.  Amount of Securities Beneficially Owned
    at End of the month

     11,160

6.  Ownership Form: Direct (D) or Indirect (I)

     D

7.  Nature of Indirect Beneficial Ownership

     n/a

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Table II
Derivative Securities Acquired, Disposed of, or Beneficially
Owned

1.  Title of Derivative Security

     Options to Buy

2.  Conversion or Exercise Price of Derivative Security

A.    $2.75
B.    $3.34
C.    $2.78

3.  Transaction Date (Month/Year)

A.  1/22/99 option granted
B.  1/21/00 option granted
C.  1/19/01 option granted

4.  Transaction Code

    Code
    A


5.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

     n/a

6.  Date Exercisable and Expiration Date (Month/Date/Year)

     A. 1/22/99 and 1/21/04
     B. 1/21/00 and 1/20/05
     C. 1/19/01 and 1/18/06

7.  Title and Amount of Underlying Securities

    Williams Industries, Inc. Common Stock

    Amount or Number of Shares -

     A. 5000 shares
     B. 2500 shares
     C  2500 shares

8.  Price of Derivative Security

     n/a

9.  Number of Derivative Securities Beneficially Owned at
    End of Month

     3 options as specified above

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

     D

11. Nature of Indirect Beneficial Ownership

     n/a

Signature

/s/ Stephen N. Ashman
    Stephen N. Ashman